UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Ambient Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

02318N102
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 02318N102

1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.  SEC Use Only

4.  Source of Funds (See Instructions)

OO — funds of its advisory client

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐

6.  Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

474,365,080

8. Shared Voting Power

0

9. Sole Dispositive Power

474,365,080

10. Shared Dispositive Power

0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

474,365,080

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

13.  Percent of Class Represented by Amount in Row (11)

66.0%

14.  Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Ambient Corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 79 Chapel Street, Newton, Massachusetts 02458.
.
Item 2. Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”). All 474,365,080 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 474,365,080 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 7,000,000 shares of Common Stock; (ii) a Series A Warrant to purchase up to 50,000,000 shares of Common Stock; (iii) a Series B Warrant to purchase up to 100,000,000 shares of Common Stock; (iv) a Series C Warrant to purchase up to 27,777,778 shares of Common Stock; (v) a Series D Warrant to purchase up to 55,555,556 shares of Common Stock; (vi) a Series E Warrant to purchase up to 107,142,857 shares of Common Stock; and (vii) a Series F Warrant to purchase up to 135,000,000 shares of Common Stock (the warrants described in (ii) through (vii) hereof are hereinafter collectively referred to as the “Warrants”).

The terms of each of the Issuer’s Warrants held by the Fund contained conversion caps that prevented the Fund from exercising an amount of such Warrants to the extent that the Fund would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. The Warrants, however, allowed the Fund to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrants without the limitation imposed by the applicable conversion cap.

On November 21, 2008 the Fund entered into an agreement with the Issuer whereby, in partial consideration for an additional $8 million investment by the Fund in the Issuer, the Issuer agreed to amend the terms of Warrants to remove all applicable conversion caps. In addition, the Issuer agreed to reduce the conversion price of certain convertible notes held by the Fund. Immediately following the amendment to the Warrants, the Fund exercised all of the Warrants at an exercise price of $0.001 for each of the Warrants. The Fund acquired all of the shares of Common Stock underlying the Series E and Series F Warrants for aggregate cash consideration of $242,142.86. With respect to the Series A, Series B, Series C, and Series D warrants, the Fund exercised such Warrants using the cashless exercise feature of each of those Warrants, which exercise was based upon the $0.021 closing share price of the Issuer’s Common Stock on November 20, 2008. As a result of the foregoing exercise of the Warrants, the Fund was issued 464,365,080 shares of Common Stock.

In the past 60 days, the Fund has acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
10/23/2008	230,800	$0.03
10/24/2008	769,200	$0.03
10/24/2008	399,400	$0.03
10/27/2008	12,000	$0.03
10/28/2008	238,600	$0.03
10/29/2008	3,700	$0.03
10/31/2008	10,000	$0.03
11/3/2008	179,000	$0.03
11/4/2008	157,300	$0.03
11/6/2008	15,000	$0.03
11/7/2008	532,000	$0.02
11/10/2008	327,000	$0.02
11/12/2008	126,000	$0.03

As a result of the transactions identified described above, when the 7,000,000 shares of Common Stock previously acquired by the Fund is aggregated with (i) the 464,365,080 shares of Common Stock acquired by the Fund through the exercise of the Warrants and (ii) the 3,000,000 shares of Common Stock acquired by the Fund in open-market purchases over the past 60 days, Vicis is deemed to beneficially own 474,365,080 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a July 31, 2007 purchase by the Fund from the Issuer of a certain Senior Secured Convertible Promissory Note, the Fund acquired the right, until such time as the Fund’s fully diluted ownership of the Issuer is less than 10%, to designate one member of the Issuer’s Board of Directors, or, in the event that the number of directors on the Issuer’s Board of Directors is greater than five (5), the right to designate the number of members of the Issuer’s Board of Directors equal to the product (such product rounded up) of (x) the Fund’s fully diluted ownership of the Issuer, multiplied by (y) the total number of directors of the Issuer. The Fund designated Shad Stastney as its designee pursuant to this right, and Mr. Stastney was elected a director of the Issuer at the Issuer’s Annual Meeting of Stockholders held on June 27, 2008. Information regarding Mr. Stastney and his experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, MDwerks, Inc, Medical Solutions Management, Inc. and Master Silicon Carbide Industries, Inc.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5. Interest in Securities of the Issuer

(a)
All 474,365,080 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 474,365,080 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 474,365,080 shares of Common Stock represent approximately 66.0% of the Issuer’s outstanding Common Stock (based upon 254,615,704 shares of Common Stock outstanding at November 14, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2008, and 474,365,080 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2008
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title